April 19, 2019

Chaya Hendrick
Chief Executive Officer
SmartMetric, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89109

       Re: SmartMetric, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2018
           Filed October 12, 2018
           Form 10-Q for the Fiscal Quarter Ended December 31, 2018 Filed February 13, 2019
           File No. 000-54853

Dear Ms. Hendrick:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2018

Item 9A. Controls and Procedures
Management's Report on Internal Controls and Financial Reporting, page 21

1. We refer to management's report on internal controls and financial reporting and have the following comments:

          Your report states that during your assessment, "management identified no significant deficiencies"; however, your report does not include a statement as to whether or not your internal controls over financial reporting were effective as of June 30, 2018 as required by Item 308(a)(3) of Regulation S-K. Please revise management's report accordingly.
 Chaya Hendrick
FirstName LastNameChaya Hendrick
SmartMetric, Inc.
Comapany NameSmartMetric, Inc.
April 19, 2019
April 2 2019 Page 2
Page 19,
FirstName LastName
             Please also revise your report to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's
             Internal Control -- Integrated Framework you utilized when performing your assessment of internal control over financial reporting. You previously stated in your letter dated February 11, 2016 that you would update your future filings to address this item.

             In your risk factors on page 16, you state that "management identified control deficiencies that represent a material weakness at June 30, 2018." Please reconcile this statement with your assertion on page 21 that "management identified no significant deficiencies."

         Please amend your Form 10-K to address these comments. Your amended filing may contain only Item 9A as revised. We remind you that your amended filing should include updated Section 302 Certifications that are currently dated and make reference to the
         Form 10-K/A.
Changes in Internal Controls, page 22

2. We note that management concluded that disclosure controls and procedures were effective as of June 30, 2018. We also note management's conclusion that disclosure controls and procedures were not effective as of your fiscal third quarter ended March 31,
         2018. The narrative in your Form 10-K, however, states that "during the fiscal year ended
         June 30, 2018, there have been no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting." In this regard, please explain to us how you determined there was a change in the effectiveness of your disclosure controls and procedures, from period-to-period, given that there were no changes in internal controls during your fiscal fourth quarter. It appears to us that you may need to amend your Form 10-K for the year ended June 30, 2018 to either conclude that your disclosure controls and procedures were not effective as of year-end or disclose and discuss the changes in your internal control over financial reporting that resulted in your disclosure controls and procedures being effective. Please refer to Item 308(c) of Regulation S-K for guidance. Limitations on Controls, page 22

3. In the last sentence you state that management has concluded that "the Company's disclosure controls and procedures are not effective at the reasonable assurance level."
         However, on page 21 you state that management concluded that disclosure controls and procedures were effective as of June 30, 2018. Please revise your Form 10-K to reconcile these disclosures as appropriate.
 Chaya Hendrick
SmartMetric, Inc.
April 19, 2019
Page 3


Form 10-Q for the Fiscal Quarter Ended December 31, 2018

Item 4. Controls and Procedures, page 16

4. We note your conclusions as of September 30, 2018 and December 31, 2018 that your disclosure controls and procedures were "sufficient." We remind you that management's conclusion should address whether your disclosure controls and procedures are either effective or not effective. In this regard, please revise future filings to definitively conclude as to the effectiveness of your disclosure controls and procedures as provided in
         Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Jeff Gordon at 202-551-3866 with any questions.



                                                              Sincerely,
FirstName LastNameChaya Hendrick
                                                              Division of
Corporation Finance
Comapany NameSmartMetric, Inc.
                                                              Office of
Manufacturing and
April 19, 2019 Page 3                                         Construction
FirstName LastName